SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

U.S. Energy Systems, Inc.
_______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_______________________________________________________________________________
(Title of Class of Securities)

902951 10 2
_______________________________________________________________________________
(CUSIP Number)

Herbert F. Kozlov, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0241
Fax (212) 521-5450
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 6, 2007
_______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Nakash Energy, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0%
14)	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Nakash Holding, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): OO, HC

CUSIP Number: 902951 10 2

1)	NAMES OF REPORTING PERSONS: Joe Nakash
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0%
14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAMES OF REPORTING PERSONS: Avi Nakash
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0%
14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAMES OF REPORTING PERSONS: Ralph Nakash
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0%
14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Leonard D. Pearlman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: JAM Capital Associates
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Kingsbridge Associates, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Giles Place Co., L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: LDP Corp.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Chresten Hedegaard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Inga Hedegaard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: ApS af 22/5 1996
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Michael J. Annechino
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Allan Axelsen
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Marstrandgade 18 ApS
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Vestre Strandallé 56 ApS
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(A) ☒
(B) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,457,255 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,457,255

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,457,255
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.0% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

NAKASH ENERGY, LLC, A DELAWARE LIMITED LIABILITY COMPANY, NAKASH HOLDING, LLC, A DELAWARE LIMITED LIABILITY COMPANY AND THE SOLE MEMBER OF NAKASH ENERGY, LLC, JOE NAKASH, AVI NAKASH AND RALPH NAKASH (COLLECTIVELY, THE “ORIGINAL FILING PERSONS”), WHO REPORTED THEIR BENEFICIAL OWNERSHIP ON A SCHEDULE 13D FILED ON OCTOBER 12, 2007, AS AMENDED BY AMENDMENT NO. 1 FILED ON OCTOBER 29, 2007 AND AMENDMENT NO. 2 FILED ON NOVEMBER 1, 2007, HAVE ACQUIRED AN ADDITIONAL 50,000 SHARES OF THE ISSUER’S COMMON STOCK AND HAVE JOINED TOGETHER WITH ADDITIONAL STOCKHOLDERS OF THE ISSUER AND, AS OF NOVEMBER 6, 2007, HAVE ENLARGED THE GROUP THAT THEY HAVE FORMED FOR THE PURPOSE OF ACQUIRING, HOLDING AND VOTING SHARES OF THE ISSUER’S COMMON STOCK WITH THE INTENT OF INFLUENCING OR CHANGING CONTROL OF THE ISSUER, AND ARE FILING THIS AMENDMENT NO. 3 TO THEIR SCHEDULE 13D IN ORDER TO REPORT THEIR ACQUISITION OF ADDITIONAL SHARES OF THE ISSUER’S COMMON STOCK AND THE ADDITION OF NEW MEMBERS TO THEIR GROUP.

Item 1.  Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed October 12, 2007 (the “Original Statement”), as amended by Amendment No. 1 filed on October 29, 2007 (“Amendment No. 1”) and Amendment No. 2 filed on November 1, 2007 (“Amendment No. 2”), relates to the common stock, par value $0.01 per share (“Common Stock”) of U.S. Energy Systems, Inc., a Delaware corporation whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022 (the “Issuer”).

Item 2.  Identity and Background

This Amendment No. 3 is being filed by Nakash Energy, LLC, a Delaware limited liability company (“Nakash Energy”), Nakash Holding, LLC, a Delaware limited liability company and the sole member of Nakash Energy (“Nakash Holding”), Joe Nakash, Avi Nakash, Ralph Nakash (Joe Nakash, Avi Nakash and Ralph Nakash are the managing members of Nakash Holding), Leonard D. Pearlman (“Pearlman”), JAM Capital Associates (Pearlman is the manager of JAM Capital Associates), Kingsbridge Associates, L.P. (Pearlman serves as the general partner of Kingsbridge Associates, L.P.), Giles Place Co., L.P. (Pearlman serves as the general partner of Giles Place Co., L.P.), LDP Corp. (Pearlman serves as the President of LDP Corp.), Chresten Hedegaard, Inga Hedegaard, ApS af 22/5 1996 (Chresten Hedegaard serves as sole stockholder of ApS af 22/5 1996), Michael J. Annechino (“Annechino”), Allan Axelsen (“Axelsen”), Marstrandgade 18 ApS (Axelsen serves as sole stockholder of Marstrandgade 18 ApS), and Vestre Strandallé 56 ApS (Axelsen serves as sole stockholder of Vestre Strandallé 56 ApS). Collectively, Nakash Energy, Nakash Holding, Joe Nakash, Avi Nakash and Ralph Nakash are referred to herein as the “Original Filing Persons” and each an “Original Filing Person.” Collectively, Pearlman, JAM Capital Associates, Kingsbridge Associates, L.P., Giles Place Co., L.P. and LDP Corp. are referred to herein as the “Pearlman Filing Persons” and each a “Pearlman Filing Person.” Collectively, Chresten Hedegaard, Inga Hedegaard and ApS af 22/5 1996 are referred to herein as the “Hedegaard Filing Persons” and each a “Hedegaard Filing Person.” Annechino is referred to herein as the “Annechino Filing Person.” Collectively, Axelsen, Marstrandgade 18 ApS, and Vestre Strandallé 56 ApS are referred to herein as the “Axelsen Filing Persons” and each an “Axelsen Filing Person.” The Original Filing Persons, together with the Pearlman Filing Persons, the Hedegaard Filing Persons, the Annechino Filing Person, and the Axelsen Filing Persons are referred to herein collectively as the “Filing Persons” and each a “Filing Person.”

The business address as to all Original Filing Persons is c/o Robert A. Spiegelman, General Counsel, Law Offices of Robert A. Spiegelman, Esq. 1400 Broadway, 15th Floor, New York, NY 10018. The business address as to each Pearlman Filing Person is c/o Leonard D. Pearlman, 112 West 56th Street, Suite 20S, New York, New York 10019-3883. The business address as to each Hedegaard Filing Person is Frueloekke 47, DK- 6200 Aabenraa, Denmark. The business address of the Annechino Filing Person is 7535 Surrey Lane, Victor, NY 14564. The business address as to each Axelsen Filing Person is c/o Allan Axelsen, Laege, Themsvej 34, 8240 Risskov, Denmark. The occupation of each of the Original Filing Persons is commercial activities. The occupation of each of the Pearlman Filing Persons is investment activities. The occupation of Chresten Hedegaard is investment banking. The occupation of Inga Hedegaard is serving as manager of a public institution. The occupation of ApS af 22/5 1996 is investment activities. The occupation of Annechino is serving as a consultant. The occupation of Axelsen is serving as a medical doctor. The occupation of each of Marstrandgade 18 ApS and Vestre Strandallé 56 ApS is investment activities. The citizenship of each Filing Person is contained in row 6 of each Filing Person’s respective Cover Page to this Schedule 13D.

No further disclosure is required by this Item.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Following the filing of Amendment No. 2 on November 1, 2007, Nakash Energy acquired an additional 50,000 shares of Common Stock on November 1, 2007. In addition, following the filing of Amendment No. 2, the group that had been formed by and among the Original Filing Persons, the Pearlman Filing Persons and the Hedegaard Filing Persons has been expanded, as of November 6, 2007, to include the Annechino Filing Person and the Axelsen Filing Persons. The purpose of the group of Filing Persons in holding the Issuer’s Common Stock continues to be seeking to influence management and the Board of Directors of the Issuer (the “Board”), and, if need be, changing control of the Issuer. The Filing Persons are evaluating all means available to influence management and the Board and influence the affairs and conduct control of the Issuer and, if need be, effect a change of control of the Issuer, in order to improve the overall financial standing and performance of the Issuer. Such means include, without limitation, the alteration of the size and composition of the Board; removal and replacement of current directors; and elimination of the staggered Board provisions from the Issuer’s certificate of incorporation, which provisions the Filing Persons believe entrench the Board members and deprive all stockholders of the ability to exercise their rights to vote their shares and select Board members who can most effectively guide the Issuer's affairs. The Filing Persons continue to intend to vote their shares of Common Stock and exercise their rights as stockholders of the Issuer towards the achievement of such purposes.

Item 5.  Interest in Securities of the Issuer

The Filing Persons, constituting a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended, maintain shared voting and dispositive power with respect to an aggregate of 4,457,255 shares of Common Stock, representing 20.0% of the outstanding shares of the Issuer’s Common Stock. Nakash Energy is the direct owner of 3,415,700 of such shares of Common Stock. (Nakash Holding serves as the sole member of Nakash Energy, and Joe Nakash, Avi Nakash and Ralph Nakash are the three managing members of Nakash Holding). An additional 462,896 of such shares of Common Stock beneficially owned by the Filing Persons as a group are held by Pearlman and by various entities that he controls, in the following amounts: Pearlman- 243,840 shares; JAM Capital Associates- 108,000 shares (Pearlman is the manager of JAM Capital Associates); Kingsbridge Associates, L.P.- 56,706 shares (Pearlman serves as the general partner of Kingsbridge Associates, L.P.); Giles Place Co., L.P.- 41,600 shares (Pearlman serves as the general partner of Giles Place Co., L.P.); and LDP Corp.- 12,750 shares (Pearlman serves as the President of LDP Corp.). An additional 310,588 shares of Common Stock held by the group are held by the Hedegaard Filing Persons, in the following amounts: Chresten Hedegaard- 64,000 shares; Inga Hedegaard- 26,000 shares; and ApS af 22/5 1996- 220,588 shares (Chresten Hedegaard is the sole stockholder of ApS af 22/5 1996). An additional 180,182 shares of Common Stock held by the group are held by the Annechino Filing Person in the following manners: 67,840 shares are held via a trust for which Annechino serves as trustee; 77,680 shares are held via Annechino’s Investment Retirement Account (“IRA”); and 34,662 shares are held via Annechino’s wife’s IRA. The remaining 87,889 shares of Common Stock held by the group are held by the Axelsen Filing Persons in the following manners: Axelsen- 56,070 shares; Marstrandgade 18 ApS - 14,000 shares (Axelsen serves as sole stockholder of Marstrandgade 18 ApS); and Vestre Strandallé 56 ApS - 17,819 shares (Axelsen serves as sole stockholder of Vestre Strandallé 56 ApS).

On October 2, 2007, Nakash Energy exercised warrants to purchase 575,000 shares of Common Stock at an exercise price of $0.01 per share. On October 29, 2007, October 30, 2007 and November 2, 2007, Nakash Energy acquired an additional 50,000 shares, 25,000 shares and 50,000 shares of Common Stock, respectively, via open market purchases. Other than such transactions and other than joining together to form a group (on October 26, 2007), as described in Amendment No. 1, and the expansion of the group to include (i) the Hedegaard Filing Persons (on October 30, 2007), as described in Amendment No. 2, and (ii) the Annechino Filing Person and the Axelsen Filing Persons (on November 6, 2007), as described in this Amendment No. 3, the Filing Persons have not otherwise engaged in any transactions with respect to the Issuer’s Common Stock within the past 60 days.

The 20.0% ownership stake is based on 22,279,236 outstanding shares of the Issuer’s Common Stock. As of July 25, 2007, based on information provided by the Issuer, there were 21,704,236 shares of the Issuer’s Common Stock outstanding. Subsequent to such date, the number of outstanding shares of the Issuer’s Common Stock has increased by 575,000 shares as a result of the exercise by Nakash Energy of 575,000 warrants.

No further disclosure is applicable under this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In order to pursue the purpose for their group described in Item 4 above, the Original Filing Persons and the Pearlman Filing Persons entered, as of October 26, 2007, into a stockholders’ agreement with respect to the shares of the Issuer’s Common Stock that they hold, the form of which was attached as Exhibit 99.1 to Amendment No. 1 and which is incorporated by reference herein (the “Stockholders’ Agreement”). The Hedegaard Filing Persons became parties to the Stockholders’ Agreement as of October 30, 2007. The Annechino Filing Person and the Axelsen Filing Persons became parties to the Stockholders’ Agreement as of November 6, 2007. Under the Stockholders’ Agreement, the Pearlman Filing Persons, the Hedegaard Persons, Annechino Filing Person and the Axelsen Filing Persons have agreed that, through June 30, 2008, they will vote all shares of Common Stock that they hold or hereafter acquire (i) in favor of, or in opposition to, any nominees for the Board that are supported or opposed (respectively) by the Original Filing Persons at each election of members of the Board, (ii) in favor of, or in opposition to, the removal of any member of the Board as directed by the Original Filing Persons, (iii) in favor of, or in opposition to, any increase or decrease in the authorized size of the Board as directed by the Original Filing Persons, and (iv) as directed by the Original Filing Persons with respect to any proposed amendment to the Issuer’s certificate of incorporation or by-laws. The Pearlman Filing Persons, the Hedegaard Filing Persons, the Annechino Filing Person, and the Axelsen Filing Persons have furthermore agreed to deliver proxies to the Original Filing Persons in furtherance of their commitment to vote as directed by the Original Filing Persons.

Item 7.  Material to be filed as Exhibits

Number	Description

99.1*	Form of Stockholders’ Agreement, by and among Nakash Energy, LLC, Nakash Holding, LLC, Joe Nakash, Avi Nakash, Ralph Nakash and other stockholders of U.S. Energy Systems, Inc. party thereto.*

* Incorporated by reference to Exhibit 99.1 to Amendment No. 1, filed by the Original Filing Persons and the Pearlman Filing Persons on October 29, 2007.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 7, 2007	NAKASH ENERGY, LLC

	By:		Nakash Holding, LLC, its sole Member

		By:	/s/ Joe Nakash
Joe Nakash, Managing Member

Dated: November 7, 2007	NAKASH HOLDING, LLC

	By:		/s/ Joe Nakash
Joe Nakash, Managing Member

Dated: November 7, 2007	By:		/s/ Joe Nakash
Joe Nakash, Individually

Dated: November 7, 2007	By:		/s/ Avi Nakash
Avi Nakash, Individually

Dated: November 7, 2007	By:		/s/ Ralph Nakash
Ralph Nakash, Individually

Dated: November 7, 2007	By:		/s/ Leonard D. Pearlman
Leonard D. Pearlman, Individually

Dated: November 7, 2007	JAM CAPITAL ASSOCIATES

	By:		/s/ Leonard D. Pearlman
Leonard D. Pearlman, Manager

Dated: November 7, 2007	KINGSBRIDGE ASSOCIATES, L.P.

	By:		/s/ Leonard D. Pearlman
Leonard D. Pearlman, General Partner

Dated: November 7, 2007	GILES PLACE CO., L.P.

	By:	/s/ Leonard D. Pearlman
Leonard D. Pearlman, General Partner

Dated: November 7, 2007	LDP CORP.

	By:	/s/ Leonard D. Pearlman
Leonard D. Pearlman, President

Dated: November 7, 2007	By:	/s/ Chresten Hedegaard
Chresten Hedegaard, Individually

Dated: November 7, 2007	By:	/s/ Inga Hedegaard
Inga Hedegaard, Individually

Dated: November 7, 2007	APS AF 22/5 1996

	By:	/s/ Chresten Hedegaard
Chresten Hedegaard, Authorized Signatory

Dated: November 7, 2007	By:	/s/ Michael J. Annechino
Michael J. Annechino, Individually

Dated: November 7, 2007	By:	/s/ Allan Axelsen
Allan Axelsen, Individually

Dated: November 7, 2007	MARSTRANDGADE 18 APS

	By:	/s/ Allan Axelsen
Allan Axelsen, Authorized Signatory

Dated: November 7, 2007	VESTRE STRANDALLÉ 56 APS

	By:	/s/ Allan Axelsen
Allan Axelsen, Authorized Signatory